Filed Pursuant to Rule 253(g)(2)

File No. 024-11137

SUPPLEMENT DATED MAY 18, 2020

TO OFFERING CIRCULAR DATED FEBRUARY 4, 2020

This supplement to the offering circular supplements the offering circular of Scopus BioPharma Inc. dated February 4, 2020, as the same may be amended or supplemented from time to time, a copy of which may be accessed here, by incorporating by reference our annual report on Form 1-K dated May 15, 2020.

The Securities and Exchange Commission, or SEC, allows us to incorporate by reference into the offering circular certain information we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of the offering circular. We incorporate by reference the information contained in our annual report, which we filed with the SEC on May 15, 2020, a copy of which may be accessed here.

This supplement to the offering circular should be read in conjunction with the offering circular and is qualified by reference to the offering circular except to the extent that the information contained herein supplements the information contained in the offering circular.